Exhibit 99.17

ENGLISH TRANSLATION OF SIGNIFICANT EVENT

IMPORTANT INFORMATION

Subject to shareholder approval and satisfaction of other conditions precedent, Chilectra Américas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Américas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

SIGNIFICANT EVENT

Chilectra Américas S.A.

Securities Registry Registration N° 1137

Santiago, September 28, 2016

Ger. Gen. N° 36/2016

Sir

Carlos Pavez Tolosa

Superintendente de Valores y Seguros

Avenida Alameda Bernardo O’Higgins No. 1449

Santiago, Chile

REF: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of that Superintendence, duly authorized and on behalf of Chilectra Américas S.A. (“Chilectra Américas”), I hereby inform you of the Significant Event of said company:

On this date, the extraordinary shareholders’ meeting of Chilectra Américas (the “Meeting”) was held where the following resolutions were adopted:

I.	Approval of financial statements and distribution of earnings. The balance sheet and the financial statements as of June 30, 2016 duly audited by the external auditing firm RSM Chile Auditores Limitada as well as the distribution of a dividend for 120,000,000,000 Chilean Pesos, which will be paid using retained earnings, was approved.

The Meeting authorized the Board of Directors of Chilectra Américas to set the date of payment of the eventual dividend, which will be disclosed by publishing a notice in the press as established under the Chilean Companies Act, Law No. 18,046.

II.	Related party transaction (OPR). Pursuant to Title XVI of the Chilean Companies Act, Law No. 18,046 (“LSA” in its Spanish acronym), the proposed merger by absorption of Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas into Enersis Américas S.A. (“Enersis Américas” and the transaction the “Merger”) as a related party transaction (“OPR” in its Spanish acronym) was approved under the Chilean Companies Act, taking into account the background data that serves as its foundation, which was made available to shareholders at the corporate address and on Chilectra Américas’ website (www.chilectraamericas.cl):

III.	Merger. In accordance with Title IX of the LSA and paragraph 3 of Title IX of the Chilean Companies Regulations, (i) the proposed Merger by virtue of which Enersis Américas, in its capacity as the surviving company, would absorb by acquisition each of Endesa Américas and Chilectra Américas, each of which would then dissolve without the need for their liquidation, succeeding them in all their rights and obligations; and (ii) the terms and conditions particular to the Merger and background information that serves as foundation for the Merger were approved, including the balance sheets and audited financial statements of the merging companies, expert reports of the independent appraisers, and the amended and restated bylaws of Enersis Américas.

The Merger is subject to the following conditions precedent (the “Conditions Precedent”):

(A)(i) The right to withdraw that may be exercised by the shareholders of Enersis Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; provided that the exercise by the shareholders of Enersis Américas of the right to withdraw does not result in any shareholder exceeding the maximum shareholding concentration limit of 65% in Enersis Américas on the date the exercise period of the right to withdraw by dissenting shareholders is due to expire, considering for that purpose the number of shares into which the new Enersis Américas capital stock approved according to item 4 below is divided; (ii) the right to withdraw that may be exercised by the shareholders of Endesa Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; and (iii) the right to withdraw that may be exercised by the shareholders of Chilectra Américas as a result of the Merger may not exceed 0.91% of its outstanding voting shares; and

(B) If one or more of the events described in numerals (i), (ii) or (iii) above occurs within the 60 days of the date of the respective shareholders’ meetings to vote on the Merger, the shareholders of each of the merging companies may agree at a new shareholders’ meeting that the Merger will take effect notwithstanding these effects.

Once the Conditions Precedent are met, the legal representatives appointed by the Board of Directors of Enersis Américas, Endesa Américas, and Chilectra Américas will deliver a single declaratory public deed, confirming the satisfaction of such Conditions Precedent; such public deed will be titled “Deed of Compliance with Merger Conditions.” The Merger will be effective as of the first calendar day of the month following the month in which the aforementioned Deed of Compliance with Merger Conditions is granted. Once the Merger is effective, the Superintendencia de Valores y Seguros (the Chilean Superintendency of Securities and Insurance), the pertinent entities and the market will be notified through a Significant Event.

In the context of the Merger, the shareholders of Chilectra Américas approved a merger exchange ratio of 2.8 shares of Enersis Américas for each share of Endesa Américas and 4.0 shares of Enersis Américas for each share of Chilectra Américas without considering fractions of shares.

It is noted that the Extraordinary Shareholders’ Meetings of Enersis Américas and Endesa Américas were also held today, they resolved both the OPR and the Merger favorably, in accordance with the quorums required by law and the bylaws of their respective companies.

Finally, it is noted that in accordance with the provisions of Article 69 of the Chilean Companies Act, Law No. 18,046, dissenting shareholders of the Merger agreement, have the right to withdraw from Chilectra Américas, upon payment by it of the value of their shares. Details on how to exercise statutory merger dissenters’ withdrawal rights, its price and terms of payment, will be disclosed by notice published in the newspaper El Mercurio de Santiago and on the website www.chilectraamericas.cl, in addition to sending a written notice addressed to shareholders at their legal residence as registered with Chilectra Américas.

Cordially,

/s/ Andreas Gebhardt Strobel

Andreas Gebhardt Strobel

General Manager

CHILECTRA AMÉRICSA S.A.

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